Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund:

We have examined management's assertion, included in the accompanying
 Management Statement Regarding Compliance With Certain Provisions of
 the Investment Company Act of 1940, that the Dreyfus High Yield Strategies Fund (the "Fund") complied with the requirements of subsections
 (b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 as of March 31, 2011. Management is responsible for the
 Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the
Fund's compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2011 and with respect to agreement of security purchases and sales, for the period from June 30
, 2010 (the date of our last examination), through March 31, 2011:
1. 	Examination of The Bank of New York Mellon's (the
 "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or
 placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Fund's accounting records and
 the Custodian's records as of March 31, 2011 and verified
 reconciling items;
5.         Confirmation of pending purchases for the Fund as of
 March 31, 2011 with brokers, and where responses were not received
, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Fund as of March
 31, 2011 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Fund's trade tickets for five purchases and five sales or maturities for the period June 30, 2010 (the date of our last examination) through March 31, 2011, to the books and records of the Fund noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Asset Servicing Report on Controls Placed
 in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period April 1, 2010 through March 31, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control.

We believe that our examination provides a reasonable basis for our opinion.
 Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Dreyfus High Yield
 Strategies Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2011, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus High Yield Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
June 29, 2011












June 29, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus High Yield Strategies Fund is responsible for complying with the requirements of subsections (b) and (c) of Rule
 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is
also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections
 (b) and (c) of Rule 17f-2 as of March 31, 2011 and from June 30, 2010 through March 31, 2011.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2011 and from June 30, 2010 through March 31, 2011 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus High Yield Strategies Fund


Jim Windels
Treasurer